
January 24, 2013

Via E-mail
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

> **Re:** **Biozone Pharmaceuticals, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 14, 2013**
> **File No. 333-176951**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 333-146182**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 333-146182**

Dear Mr. Maza:

We have reviewed your amended registration statement and response letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comment 3 in this letter which applies to the disclosure included in your Form 10-K or Form 10-Q within ten business days by

providing the requested information or by advising us when you will provide the requested response.

Executive Compensation, page 29

2. Please revise your Executive Compensation discussion to provide executive compensation disclosure for the 2012 fiscal year. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

Note 2. Business Description and Going, page F-4

3. We note your response to prior comment 3. Please revise this disclosure to reference the fair value of the assets and liabilities, including the goodwill and intangibles, at the time of the acquisition with BioZone Labs and not the prior Aero Pharmaceuticals transaction. This allocation should be based on the consideration exchanged for 100% of Biozone Labs and not the value of the consideration exchanged during the Aero acquisition. Please revise your filing accordingly. Also, please revise Note 1 on page F-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
        61 Broadway, 32nd Floor
        New York, NY 10006